UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLUEARC MULTI-STRATEGY FUND

(Name of Subject Company (Issuer))

BlueArc Multi-Strategy Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

09609J104

(CUSIP Number of Class of Securities)

Ronald Zazworsky, Jr.

BlueArc Capital Management LLC

One Buckhead Plaza

3060 Peachtree Road, Suite 1600

Atlanta, GA 30305

(404) 419-6130 x100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

September 1, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$15,000,000 (a)	$1,738.50 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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ITEM 1.	SUMMARY TERM SHEET.

●

As stated in the Fund's offering documents, the Fund will buy your Shares at their aggregate net asset value (that is, the value of the Fund's assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares of the Fund. This Offer will remain open until the end of the day on October 17, 2017, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on October 31, 2017 (the “Valuation Date”) (with a delay of approximately 30 days). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Shares of the Fund. (See section 4)

●

If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period, repurchase a pro rata portion of the Shares tendered or take any other action permitted by applicable law.

●	Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the “Notes,” and each, a “Note”). Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Shares determined as of the Valuation Date. The Notes provided to investors in payment for tendered Shares will not be transferable. The delivery of such Notes will generally be made promptly (within approximately three business days) after October 17, 2017. Each Note will be held by Gemini on your behalf. Upon a written request by you to Gemini, Gemini will mail the Note to you at the address for you as maintained in the books and records of the Fund.
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●

The Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”). The Initial Payment will be made as of the later of (1) a period of within approximately 40 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. (See Section 7)

The second and final payment in respect of a promissory note (the “Post-Audit Payment”) is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (April 30) and that the Post-Audit Payment will be made promptly after the completion of the audit.

Payments for the Notes will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow).

●

Following this summary is a formal notice of the Fund's offer to purchase your Shares. The Offer remains open to you until the end of the day on October 17, 2017, at 12:00 midnight, Eastern Time. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 17, 2017 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date. (See Section 6)

●

If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o Gemini, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on October 17, 2017, at 12:00 midnight, Eastern Time. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before October 31, 2017, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly. (See Section 5)

●

As of June 30, 2017, the net asset value of the Fund was $36,096,968.38 and 3,740,618,485 Shares were outstanding.

If you would like to obtain the most current estimated net asset value of your Shares, you may contact the Fund at 1-844-798-3838. (See Section 3)

●	Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on October 17, 2017, at 12:00 midnight, Eastern Time. Also realize that although the tender offer expires on October 17, 2017, tendering investors remain investors in the Fund until October 31, 2017.
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●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by Gemini. To assure good delivery, please send the Letter of Transmittal to Gemini and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by Gemini, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is "BlueArc Multi-Strategy Fund." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 17605 Wright Street, Suite 2, Omaha, NE 68130 and the phone number is (402) 493-4603.

(b) The title of the securities that are the subject of the Offer is "shares of beneficial interests," or portions thereof, in the Fund. As of the close of business on June 30, 2017, the net asset value of the Fund was $36,096,968.38. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 41.55% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Declaration of Trust.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is "BlueArc Multi-Strategy Fund." The Fund's principal executive office is located at 17605 Wright Street, Suite 2, Omaha, NE 68130. and the telephone number is (402) 493-4603. The Fund's Trustees are: Joseph Breslin, Felix Rivera, Brian Visel, Ronald Zazworsky, Jr., and Steven Skancke. Their address is c/o BlueArc Multi-Strategy Fund, 17605 Wright Street, Suite 2, Omaha, NE 68130. Mr. Zazworsky is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with a Co-Adviser (BlueArc Capital Management, LLC); and Mr. Skancke is an "interested person" of the Fund because of his affiliation with a Co-Adviser (Keel Point, LLC).

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 41.55% of the net assets of the Fund ($15,000,000) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on October 17, 2017 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on October 31, 2017, or, if the Offer is extended, as of any later repurchase date. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares. However, if an investor does not tender all of such investor's Shares, the investor's remaining account balance (i.e., the investor's account balance determined as

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of June 30, 2017, less the dollar amount of the investor's tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between June 30, 2017 and October 31, 2017, the remaining account balance as of October 31, 2017, net of the amount of any tender, is below $25,000, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). The delivery of such Notes will generally be made promptly (within three business days) after the October 17, 2017 "Expiration Date." Each Note will entitle a Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within approximately 40 days after the Valuation Date of October 31, 2017, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (April 30) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund.

(iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on October 17, 2017. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer to Purchase dated September 1, 2017. Shareholders will be notified of any such extension.

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(vi) Until the notice due date or any later notice due date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date. If the Fund has not yet accepted a Shareholder's tender of Shares on or prior to October 17, 2017 (i.e., the date 40 business days from the commencement of the Offer), a Shareholders will also have the right to cancel its tender of its Shares after such date.

(vii) Investors wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to Gemini, to the attention of Tender Offer Administrator, at the address set forth above, or fax a completed and executed Letter of Transmittal to Gemini, also to the attention of Tender Offer Administrator, at the fax numbers set forth above. The completed and executed Letter of Transmittal must be received by Gemini, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to Gemini by certified mail, return receipt requested, or by facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by Gemini. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. Any investor tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after October 17, 2017, if Shares have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by Gemini at the address or fax numbers set forth above. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 5 of the Offer to Purchase. A form to use to give notice of withdrawal is included in the mailing sent Shareholders. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares. As stated in Section 3 of the Offer to Purchase, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares the net asset value of such Shares generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 of the Offer to Purchase). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). The delivery of such Notes will generally be

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made promptly (within three business days) after the October 17, 2017 "Expiration Date." Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within approximately 40 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (April 30) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund.

(ix) If Interests in excess of approximately 41.55% of the net assets of the Fund (more than $15,000,000 of Shares) are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares.

(x) Not applicable.

(xi) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares. A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time. Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xii) The repurchase of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Shares, if the receipt of cash results in a meaningful reduction in the

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investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

If the repurchase of your Shares qualifies for sale or exchange treatment, you will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Shares repurchased. Such gain or loss will be a capital gain or loss if the relevant Shares sold have been held by you as capital assets and generally will be treated as a long-term capital gain or loss if you held (or are deemed to have held) your repurchased Shares for more than one year, or as a short-term capital gain or loss if you held (or are deemed to have held) your repurchased Shares for one year or less. However, if you tender Shares on which a long-term capital gain distribution has been received (including, for this purpose, amounts credited as an undistributed capital gain) and you held the repurchased Shares for six months or less (or are deemed to have held), any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution. Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Shares repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of your Shares does not qualify for sale or exchange treatment, you may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) your tax basis in the relevant Shares. The tax basis in the Shares tendered to the Fund, to the extent remaining after any dividend and return of capital distribution with respect to those Shares, will be transferred to any remaining Shares held by you.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

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(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's Private Offering Memorandum (the "Memorandum") dated December 23, 2014, or December 23, 2014, December 31, 2014, April 10, 2015, or September 1, 2015, September 1, 2016, and September 1, 2017 and as supplemented from time to time, (the "Memorandum"), and the Declaration of Trust. The Memorandum and the Declaration of Trust, which were provided or available to each investor in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders. The Memorandum also states that the Co-Advisers expect that generally they will recommend to the Trustees that the Fund offer to repurchase 5% of the Fund's Shares from investors on a quarterly basis. The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, a Co- Adviser, a Trustee or any person controlling the Fund, a Co-Adviser; and (b) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Memorandum and the Declaration of Trust.

(b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Memorandum. The Fund currently expects that it will accept subscriptions for Shares from time to time, but is under no obligation to do so, and may do so as determined by the Board of Trustees.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of either of the Fund's Co-Advisers, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund's Investment Advisory Agreement with the Co-Advisers; (v)

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any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 41.55% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(viii)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Fund, nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund's portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Fund did not own any of its Shares.

(b) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, either Co-Adviser, or any person deemed to be controlling the Fund, or either Co-Adviser except aggregate redemptions of $299,540.47 of Shares from one of the Co-Advisers.

(c) Not applicable.

(d) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, any member of the Board of Trustees or Officers of the Fund other than the purchase of $250,000 of Shares from interested Trustees.

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(e) Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)        (1) The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated April 30, 2017 and the Financial Statements contained in the Fund’s semi-annual report dated October 31, 2016, are incorporated by reference. The Fund’s annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 1-844-798-3838.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3) Not applicable.

(4) Net asset value per share as of June 30, 2017 was $9.65.

(b) The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable. (c) None

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

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(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Interests.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BlueArc Multi-Strategy Fund

By:	/s/ Ronald Zazworsky, Jr.
Name: Ronald Zazworsky, Jr.
Title: President

September 6, 2017

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EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Interests.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.